

Mail Stop 3720

June 30, 2009

Carl Kukkonen
Chief Executive Officer
VIASPACE Green Energy Inc.
2012 Business Center Dr., Suite 130
Irvine, CA 92612

Re: VIASPACE Green Energy Inc.
   Form S-1
   Filed June 3, 2009
   File No. 333-159717

Dear Mr. Kukkonen:

　　We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree with any of our comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.

　　Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

　　Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please revise your registration statement to include a table of contents. See Item 502(a) of Regulation S-K.

2. Please revise your registration statement to include the disclosure required by Item 502(b) of Regulation S-K.

3. We note that you have identified your selling shareholders as underwriters. We also note the number of shares being registered for sale on behalf of non-affiliates relative to the total number of shares outstanding, not held by affiliates. Based upon these facts and the proximity of the initial placement of the securities to the date of this offering, it appears that this offering is an indirect primary offering. As such, please fix the offering price of the securities for the duration of the offering.

4. We note the statements throughout your registration statement that IPA China has a license to grow and sell a hybrid grass product. However, the Securities Purchase Agreement filed as Exhibit 10.1 to your registration statement indicates that the license for the grass will not be assigned to IPA China until the consummation of the second closing, which has not yet occurred. Please tell us whether the license has been assigned to IPA China and, if necessary, please revise your disclosure accordingly.

5. We encourage you to file all exhibits with your next amendment. We must review these documents before the registration statement is declared effective, and we may have additional comments.

6. Please revise your registration statement to include the disclosure required by Item 506 of Regulation S-K.

Prospectus Summary, page 5

7. Revise your prospectus summary to include a summary of the nature of your business. This discussion should address your current activities with respect to both your framed art business and your grass business. It should also disclose the activities you intend to perform in the future as you continue to develop your grass business.

8. To ensure that you provide a balanced discussion, please revise your risk factor section on page five to disclose your principal risk factors, including, for example, the lack of a market for your common equity securities, your limited operating history, the uncertainty associated with the second closing of your transaction with VIASPACE Inc., Sung Hsien Chang and China Gate Technology Co., Ltd., and the impact on your operations if such closing does not occur.

Risk Factors, page 7
General

9. Please revise your disclosure to clearly identify the risk factors that are specifically related to your framing business and your grass business and group those risk factors together in your disclosure.

10. Include a risk factor addressing the risk that the second closing of your transaction with VIASPACE Inc., Sung Hsien Chang and China Gate Technology Co., Ltd. may not occur.

Such disclosure should include, but not be limited to, management's assessment of when the closing will occur, the impact that a failure of such closing to occur would have on your operations, the possible termination of your employment agreements with Messrs. Kukkonen, Chang, Muzi and Wang, and an analysis of the non-compete provisions contained in the stock purchase agreement.

11. Please include a risk factor identifying the risks associated with your lack of customers for grass crops as referenced on page 30. The risk factor should also address when management anticipates that you will begin to receive revenues from your grass business.

12. We note your disclosure on page 31 that sales to one customer comprised 57% of your total revenues in 2008. Please identify this customer and include a risk factor addressing your dependence on this customer.

13. Please ensure that each risk factor contains management's quantified assessment of the risk, where possible, and discusses any specific past experiences you have had with the events or costs addressed in the risk factor. See, for example:

- "We may be subject to intellectual property rights claims…" on page 10;
- "Our failure to protect our intellectual property rights may undermine our competitive position …" on page 10;
- "We may be subject to product quality or liability claims…" page 12; and
- "Recent PRC regulations relating to the establishment of offshore special purpose vehicles…," page 15.

These are only examples.

"Our limited operating history makes it difficult to evaluate our future prospects and results of operations," page 8

14. Please expand each of the factors included in this risk factor to explain how these risks are relevant to your company in particular.

"The Chinese agricultural market is highly competitive and our growth and results of operations may be adversely affected if we are unable to compete effectively," page 9

15. We note your statement that the PRC government restricts foreign ownership of any domestic agricultural development and production business to no more than 50%. Please expand this risk factor to explain how your proposed transaction with VIASPACE Inc., Sung Hsien Chang and China Gate Technology Co., Ltd., will be affected by these ownership restrictions.

<u>"We may be subject to intellectual property rights claims or other claims in the future…"</u> page
10

16. Please expand your disclosure to indicate how you determine whether your suppliers have all relevant intellectual property rights to the products, technology and processes you license from them. We note your statement on page 32 that you believe the chance that the artwork you place into your picture frames does not have the necessary copyrights is "minimal." Please disclose the basis for this statement.

<u>"Our business depends substantially on the continuing efforts of our management…"</u> page 11

17. Please identify the members of your management team that you reference in this risk factor. Please clarify how this risk factor differs from the risk factor on page 13 regarding your dependence on Messrs. Kukkonen, Chang and Muzi.

<u>"We may not possess all the licenses required to operate our business…,"</u> page 11

18. Please revise this risk factor to include additional analysis regarding the types of permits and licenses you need. Such disclosure should include management's assessment of whether you currently possess all the permits and licenses required for each of your business segments. Quantify, if possible, the fines or penalties you may incur if you fail to obtain or maintain such permits or licenses.

<u>"If we grant employee share options…,"</u> page 13

19. We note the statement that you granted 1,400,000 share options under your share incentive plan in June 2009 as well as your disclosure that you will grant an undetermined number of options to Messrs. Chang and Wang upon consummation of the second closing of your pending transaction. We also note your statement on page 34 that you have only reserved 1,400,000 ordinary shares under this share incentive plan. Please revise this risk factor to reference the additional shares you intend to issue upon the second closing of your pending transaction with VIASPACE Inc., Sung Hsien Chang and China Gate Technology Co., Ltd. Please also clarify your disclosure to indicate how many additional shares management anticipates reserving with respect to this stock option plan.

<u>Management's Discussion and Analysis…, page 21</u>

20. We note your statement on page 22 that if the second closing fails to occur, neither VIASPACE nor its affiliates shall engage in the grass business in China for a period of three years from the first closing date. Please revise this disclosure to indicate the date on which this non-competition restriction will take effect and include management's assessment of how such restriction would impact your operations, liquidity and capital resources.

21. Refer to your discussion of the three months ended March 31, 2009 compared to the three months ended March 31, 2008 on page 23. Please revise to provide a discussion of your operations by operating segment, since you recorded revenues in both your artwork and grass segments.

22. We note on page 64 that stock incentives for a total of 8% of the outstanding shares of common stock will be issued with an exercise price of 80% of the fair value of the stock upon the occurrence of the Second Closing. Please expand the disclosure in management's discussion and analysis on page 26 to include the contingent issuance of stock incentives and an estimate of the financial statement impact of these stock incentive issuances.

23. We note your statement that any agreement regarding land use rights for the arable land in Guangdong province in China will be assignable to the company. Please expand this disclosure to indicate whether the company will be required to pay any amounts to obtain the assignment of these rights. Such disclosure should also explain the nature of these rights and the length of time they would be available to IPA China or the company.

24. The Commission's Interpretive Release No. 33-8350, "Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations," explains that companies must discuss and analyze known trends, events, demands, commitments and uncertainties that are reasonably likely to have a material effect on financial condition or operating performance. Please expand your management's discussion and analysis to provide detailed and quantitative analysis to the extent practicable of any known material trends or uncertainties so that investors can assess the likelihood that past performance is indicative of future performance.

   For example, you identify here and elsewhere in your disclosure uncertainties associated with:

   - The uncertainty of the closing of your transaction with VIASPACE Inc., Sung Hsien Chang and China Gate Technology Co., Ltd. and the resulting termination of employment agreements and application of a non-compete agreement that will result if such closing does not occur;

   - Your plans to develop your grass business and your expansion into new markets (page 8);

   - The regulatory environment in which you operate (pages 13-15);

   - The decrease in revenues you experienced in the first quarter of 2009 (page 24)

   - The long term prospects for your art framing business and whether management plans to deemphasize this business;

   - The lack of customers for your grass crops and your dependence on one customer in your framed art business (page 30); and

   - Development of an agricultural project in Tanzania, Africa (page 30).

These are merely examples. The disclosure should include how you are addressing these issues and provide insight into management's expectations regarding how these issues could affect your future performance, and results of operations.

25. Please address what changes in your results of operations, liquidity and capital resources, and trends you expect as a result of your reorganization from a private company to a public company. It is important for investors to understand your historical financial information when you were a private company and whether and the extent to which management expects the trends and results of operations to continue or change as a public company.

26. Please revise your disclosure to include management's assessment of your ability to comply with Section 404 in a timely manner and indicate when you will be required to be in compliance with such requirements. Briefly state when you anticipate establishing adequate personnel resources, independent oversight, and documentation for financial reporting.

Liquidity and Capital Resources, page 25

27. We note your statement that you expect cash on hand and future operating cash flow to fund operations for a minimum of the next twelve months and that the company has "no immediate need for additional outside financing." However, we also note your risk factor disclosure on page 12 that your growth prospects may be affected if you are unable to obtain additional capital and that you may require additional cash resources in order to "maintain" your business. Please revise your disclosure in this section to address management's expectation that it may need additional capital.

Our Business, page 29

28. Provide us with copies of any industry analysis that you cite or upon which you rely, including, but not limited to, market research data prepared by Feed International, the Monday Morning Corn Report and the article you reference from Time magazine. Confirm that this analysis is publicly available. Please highlight the specific portions that you are relying upon so that we can reference them easily. In addition, if any of this analysis has been prepared specifically for this filing, please file a consent from the relevant party.

29. Provide us with objective support for your assertions regarding the marketplace in which you conduct business and revise your disclosure to ensure that you make clear upon what standard or measure you base your claims. Please provide the basis for the following comments:

- A "growing trend" towards small dedicated power plants (page 29);

- Your statement that "10% to 30% of coal may be replaced by burning grass in a power plant " (page 29);

- Your description of improved agriculture, alternative energy and a cleaner environment as being China's "top three national initiatives" (page 30);

- Your statement that "the grass growing process itself reduces carbon dioxide pollution" (page 30);

- Your statement that Giant King Grass has "significantly higher productivity than competing grasses (page 31) and that it has expected yields "substantially higher" than other grasses (page 31); and

- Your statement that your framed art products are sold at a "favorable price" (page 31).

To the extent that you do not have independent support for these statements, please characterize them as your beliefs and disclose the bases for these beliefs.

Grass Business Division, page 29

30. Please revise the discussion of your grass business division to clearly disclose the following: (i) the products and services you currently offer; (ii) the timeframe in which management anticipates commencing sales of grass; and (iii) the percentage of revenues management anticipates deriving from the grass division. We note that your website seems to indicate that the services and products associated with that business are currently offered to customers.

31. We note your statement on page 31 that management expects that the grass business will be as large as the framed art business by 2011. Please revise your disclosure to provide additional analysis of management's basis for this belief.

32. Revise this section to clarify that you currently only own 70% of IPA BVI. Such disclosure should address the possibility that you may not retain such ownership if the second closing of the transaction with VIASPACE Inc., Sung Hsien Chang and China Gate Technology Co., Ltd does not occur.

Competition, page 30

33. We note your statement that Giant King Grass is "proprietary." Please expand your disclosure to explain the basis of this proprietary right.

Customers, page 31

34. Please identify the customer who represented 57% of your total revenues in 2008 and file any agreement with this customer as an exhibit to your registration statement. See Item 101(c)(vii) of Regulation S-K.

35. Please revise your disclosure to disclose the status of your negotiations to develop an agricultural project in Tanzania.

Intellectual Properties, page 32

36. Please provide the material terms of your license agreement with China Gate Technology, Ltd, including the term of such agreement. Please clarify, if true, that the right to the Giant King grass seedlings is granted to IPA China, not to the company. Please file this agreement as an exhibit to your registration statement.

Management, page 33

37. Please identify each director that is independent. See Item 407(a) of Regulation S-K.

38. Please provide disclosure regarding any compensation paid to your directors in the last fiscal year or confirm that no such compensation was paid. See Item 402(r) of Regulation S-K.

Related Party Transactions, page 43

39. Please revise your disclosure to indicate whether the related party transaction policy disclosed on page 44 is verbal or written. See Item 404(b)(iv) of Regulation S-K.

Passive Foreign Investment Company, page 51

40. We note your statement that the composition of your income and assets will be affected by how you spend the cash you raise "in this offering." However, we note your statement on page six that you will not receive any proceeds from this offering. Please clarify your disclosure.

Market and Pricing Considerations, page 52

41. Please expand your disclosure to describe the various factors considered in determining the offering price. See Item 505 of Regulation S-K.

Listing on the Over-the-Counter Bulletin Board, page 52

42. Please note that the Over-the-Counter Bulletin Board is not an exchange, and therefore, securities are not listed on this trading system. Please revise to remove the implication that your securities will be "listed" on the Over-the-Counter Bulletin Board.

Mr. Carl Kukkonen
VIASPACE Green Energy Inc.
June 30, 2009
Page 9

Financial Statements, page 54

43. We note on pages 8 and 24 that VGE had no operations prior to October 21, 2008 but that IPA BVI and IPA China have been operating since 2003. Please tell us how you evaluated whether either of these acquired entities are predecessors of the registrant pursuant to the guidance in section 405 of Regulation C. Please provide audited financial statements for IPA BVI through the date of acquisition or tell us why you believe IPA BVI is not your predecessor for financial accounting purposes.

44. We also note on page 77 that the pro forma financial information for IPA China appears to be significant to your revenues and earnings. Please also provide audited financial statements for IPA China pursuant to Rule 8-04 of Regulation S-X or tell us why you believe such financial statements are not required.

45. Please provide pro forma financial information pursuant to the guidance in Rule 8-05 of Regulation S-X.

46. We note on page 77 that VIASPACE, your parent, recorded goodwill of $12,322,000 in conjunction with the VIASPACE acquisition of IPA China. Tell us how you allocated the entire purchase price of IPA China between VIASPACE and VGE and explain to us how you utilized push down accounting for the IPA China acquisition, if applicable.

Report of Independent Registered Public Accounting Firm, page 55

47. We note that your auditors are located in Encino, California. It appears that a significant portion of your assets, liabilities, revenues and expenses relate to operations located in China. Please tell us how the audit of the operations in China, including the associated assets and liabilities, was conducted. Your response should include a discussion of the following:

- Whether another auditor was involved in the audit of the Chinese operations. If so, please tell the name of the firm and indicate whether they are registered with the Public Company Accounting Oversight Board (PCAOB). Additionally, please tell us how your U.S. auditor assessed the qualifications of the other auditor and the other auditor's knowledge of US GAAP and PCAOB Standards;

- Whether your U.S. auditor performed all the required audit procedures within the United States or whether a portion of the audit was conducted by your U.S. auditor within China.

Consolidated Statement of Operations, page 57

48. Please revise the Statement of Operations on page 57 to include presentation of earnings (loss) per share pursuant to paragraphs 40 and 41 of SFAS 128.

49. Please revise the Statement of Operations to separately disclose revenues from the sale of products and services for each of the periods presented pursuant to Rule 5-03(a)(1) of Regulation S-X.

Consolidated Statement of Stockholders' Equity, page 58

50. Tell us how the issuance of shares on the acquisition of Inter-Pacific Arts resulted in the recognition of $1,513,000 of retained earnings and $42,000 of Accumulated Other Comprehensive Income at the date of the acquisition.

Note 1 – Summary of Significant Accounting Policies, page 60

51. Please expand the first paragraph to explain your accounting treatment of the IPA BVI and IPA China acquisitions.

52. Refer to your discussion of the license on page 29. Please expand the notes to the financial statements to describe the license, including how you indirectly obtained the license. Disclose the relationship between the licensee and VGE and the relationship between the licensor and VGE.

Note 6 – Commitments and Contingencies, page 64

53. Refer to page 31. We note that you guarantee your customers that there are no counterfeits and that all royalties have been paid. Please expand the disclosure in Note 6 on page 64 and in management's discussion and analysis to explain how you make these determinations. Tell us how you account for these guarantees and whether you have had any claims since 2003.

Note 8 – Acquisition of IPA, page 66

54. Please expand the disclosure to include your accounting treatment for each of the First and Second Closing.

55. You disclose in management's discussion and analysis at page 22 that you control 70% of IPA BVI. Tell us how applied the transition guidance in SFAS 160 in determining the appropriate presentation of the noncontrolling interest.

56. Please expand the disclosure of the acquisition to include all disclosures required pursuant to paragraphs 67-73 of SFAS 141R.

Financial Statements – March 31, 2009, page 67

57. If you have determined that IPA BVI is a predecessor to your operations, please revise the Statement of Operations and Statement of Cash Flows to include the corresponding period of the preceding year.

58. Please expand the disclosure in Note 1 on page 73 to include segment disclosures required pursuant to paragraphs 25-28 of SFAS 131.

Note 8 Acquisition of IPA BVI and IPA China, page 76

59. Tell us how you determined the fair value of the 3,500,000 shares of VGE common stock issued in the acquisition of IPA BVI.

60. Please expand the disclosure of the acquisition to include all disclosures required pursuant to paragraphs 67-73 of SFAS 141R.

*   *   *   *

Please amend your Form S-1 in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures that they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they may relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Claire DeLabar, Staff Accountant, at (202) 551-3349 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Plowgian, Staff Attorney, at (202) 551-3367, or me at (202) 551-3810 with any other questions.

Sincerely,

/s

Larry Spirgel
Assistant Director

Cc: Ryan S. Hong, Esq.
    (via facsimile)